GEORGE RISK INDUSTRIES, INC.
                               802 S. ELM ST.
                          KIMBALL, NE   69145-1599
                            PHONE:  308-235-4645
                             FAX:  308-235-2554
                       E-MAIL:  gricfo@embarqmail.com


April 12, 2013


UNITED STATES SECURITIES AND EXCHANGE COMMISION
Division of Corporation Finance
100 F St. NE
Washington, DC  20549

Dear Larry Spirgel:

This letter is in response to the letter you sent me dated April 2, 2013 concerning George Risk Industries, Inc. Form 10-K for the fiscal year ended April 30, 2012. This letter will reference your letter via heading and numeration as was set forth in the above mentioned letter you sent to me.

1.   Item 1.  Business, page 3
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In future filings, we will provide fuller disclosure of the material terms of the agreement with our customer who accounts for 41% of our sales. We wil disclose the names of the parties to the agreement.

2.   Independent Auditor's Report, page 13
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The reference of "the auditing standards" of the PCAOB was a typographical error.  The 10-K will be amended and include a corrected audit report.

3.   Compliance with Section 16(a) of the Securities Exchange Act, page 39
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In regards to the officers and directors who have not filed the required forms under Section 16(a) of the Securities Exchange Act, these individuals intend to file these forms by April 30, 2013. They will be told that these forms need to be filed and will look for assistance in getting the forms filed.

4. Item 12. Security Ownership of Certain Beneficial Owners and Management, page 42
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On all future filings, the disclosure will be revised to show the security ownership of all executive officers and directors, as required by Item 403(b) of Regualtion S-K.

5.   Exhibits and Reports on Form 8-K, page 44
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In regards to the confidential treatment request, we will file the proper paperwork under the direction and guidelines discussed in The Securities Legal Bulletin 1A in order to receive confidential treatment.

The company, George Risk Industries, Inc., acknowledges that 1) we are responsible for the adequacy and accuracy of the disclosure in the filings;
2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fillings; and 3) we may ot assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephanie M. Risk-McElroy
Stephanie M. Risk-McElroy
President/CEO/CFO